SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                             (AMENDMENT NO. 2)
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(A)

                                 Neff Corp.
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                              (Name of Issuer)

              Class A Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 006400941
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                                CUSIP Number

                                 John Milne
                            United Rentals, Inc.
                         Five Greenwich Office Park
                            Greenwich, CT 06830
                               (203) 622-3131
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              With copies to:


Matthew C. Womble, Esq.                      Richard J. Grossman, Esq.
United Rentals, Inc.                  Skadden, Arps, Slate, Meagher & Flom LLP
Five Greenwich Office Park                   Four Times Square
Greenwich, Connecticut 06830                 New York, New York 10036
(203) 622-3131                              (212) 735-3000

                              February 2, 2001
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       (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|



CUSIP NO.   006400941              13D     PAGE 2 OF 5 PAGES
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  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals, Inc.
             0615224966
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                                (a)  |_|
                                                                (b)  |X|
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS*      OO
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY           ----------------------------------------
          OWNED BY             8   SHARED VOTING POWER
            EACH                   See Item 5
         REPORTING             ----------------------------------------
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                   0
                               ----------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
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  14   TYPE OF REPORTING PERSON*
             CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



  CUSIP NO.   006400941              13D     PAGE 3 OF 5 PAGES
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   1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals (North America), Inc.
             061493538
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                               (a)  |_|
                                                               (b)  |X|
  ---------------------------------------------------------------------
  3    SEC USE ONLY

  ---------------------------------------------------------------------
  4    SOURCE OF FUNDS*      OO
  ---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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         NUMBER OF             7    SOLE VOTING POWER
           SHARES                   100  See Item 5
        BENEFICIALLY           ----------------------------------------
          OWNED BY             8    SHARED VOTING POWER
            EACH                    See Item 5
         REPORTING             ----------------------------------------
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                    100  See Item 5
                               ----------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
  ---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|
  ---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
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  14   TYPE OF REPORTING PERSON*
             CO
  ---------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


            This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on January 8, 2001 (as amended by Amendment No. 1 to Schedule 13D filed on January 23, 2001, the "Original Schedule 13D") by United Rentals, Inc., a Delaware corporation ("United Rentals") and its wholly owned subsidiary United Rentals (North America), Inc., a Delaware corporation ("URNA"), relating to Class A Common Stock and Class B Special Common Stock of Neff Corp., a Delaware corporation.

            Capitalized terms used herein and not defined have the meaning set forth in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS.

            Item 4 of the Original Schedule 13D is hereby amended to add the following information:

            United Rentals has further extended the expiration date of the non-binding proposal contained in the letter of United Rentals to the Special Committee of the Board of Directors of Neff Corp., dated December 29, 2000, to February 16, 2001.



                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2001


UNITED RENTALS, INC.


By:  /s/ John Milne
   ----------------------------------
      Name: John N. Milne
      Title: Vice Chairman



UNITED RENTALS (NORTH AMERICA), INC.


By:   /s/ John Milne
   ----------------------------------
      Name: John N. Milne
      Title:  Vice Chairman